Exhibit 99.1

Tesla Motors Announces Pricing of its Follow-on Offering

PALO ALTO, Calif., September 28, 2012 – Tesla Motors, Inc. (Nasdaq: TSLA) announced today that it has priced and fully allocated its follow-on offering of 6,925,740 shares of common stock at a price to the public of $28.25 per share. In addition, Tesla has granted the underwriter a 30-day option to purchase up to an additional 1,038,861 shares of common stock. All shares are being offered by Tesla. The closing of the offering is expected to take place on or about October 3, 2012, subject to customary closing conditions.

Additionally, as part of the offering, Elon Musk, Tesla’s Chief Executive Officer and cofounder, has indicated that he will purchase up to 35,398 shares of common stock at the public offering price for an aggregate purchase price of approximately $1 million.

Tesla intends to use the net proceeds from the offering for general corporate purposes.

Goldman, Sachs & Co. is acting as sole book-running manager for this offering.

An effective registration statement relating to the securities was filed with the Securities and Exchange Commission on September 25, 2012 and amended on September 28, 2012. The offering of these securities will be made only by means of a prospectus supplement and the accompanying prospectus. Copies of the final prospectus supplement and accompanying prospectus may be obtained from Goldman, Sachs & Co., via telephone: (866) 471-2526; facsimile: (212) 902-9316; email: prospectus-ny@ny.email.gs.com; or standard mail at Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282-2198.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tesla

Tesla’s goal is to accelerate the world’s transition to electric mobility. Palo Alto, California-based Tesla designs and manufactures EVs and EV power train components for partners such as Toyota and Daimler. Tesla has delivered more than 2,350 Roadsters to customers worldwide. Model S, the first premium sedan to be built from the ground up as an electric vehicle, began deliveries in June 2012.

SOURCE: Tesla Motors, Inc.

Investor Relations Contact:

Jeff Evanson

Tesla Motors

ir@teslamotors.com

Press Contact:

Christina Ra

Tesla Motors

cra@teslamotors.com

For additional information, please visit ir.teslamotors.com.